UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 3*


NAME OF ISSUER:   Cambridge Heart, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, $0.001 par value per share.
CUSIP NUMBER:  131910101

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

            Louis Blumberg
            2050 Center Avenue
            Fort Lee, New Jersey 07024
            (201) 585-7770, ext. 16


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  December 31, 2006

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  131910101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurence J. Blumberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |X|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, WC, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 Yes  |_|

                                                                     No  |X|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    316,500 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           316,500 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     316,500 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                     Yes  |_|

                                                                      No  |X|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.51%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP NO.:  131910101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Louis Blumberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |X|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 Yes  |_|

                                                                  No  |X|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,275,768 shares(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,275,768 shares(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,275,768 shares(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                   Yes  |_|

                                                                    No  |X|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.44%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN, IA
--------------------------------------------------------------------------------

-----------------
(1) The 5,275,786 shares of the issuer are owned by AFB, Fund, LLC. The reporting person is the manager of AFB Fund, LLC.

CUSIP NO.:  131910101
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     AFB Fund, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |X|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                Yes  |_|

                                                                    No  |X|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,275,768 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,275,768 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,275,768 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                   Yes  |_|

                                                                    No  |X|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.44%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IC, OO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Cambridge Heart, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1 Oak Park Drive, Bedford, Massachusetts 01730. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value ("Shares").

ITEM 2.  IDENTITY AND BACKGROUND.

 (a), (b), (c) This Amendment No. 3 to Schedule 13D is filed jointly by Laurence
J. Blumberg, Louis Blumberg and AFB Fund, LLC ("AFB"). This filing shall serve to amend and supplement the Schedule 13D filed by the reporting persons with the United States Securities and Exchange Commission (the "SEC") on June 9, 2003, the Amendment No. 1 to Schedule 13D filed by the reporting persons with the SEC on March 7, 2005 and the Amendment No. 2 to Schedule 13D filed by the reporting persons with the SEC on January 26, 2006 (the "Schedule 13D").
The principal business address of Laurence J. Blumberg is c/o Blumberg Capital Advisors, L.L.C., 145 E. 81st Street, Apt. 8E, New York, N.Y. 10028. The principal business address of Louis Blumberg and AFB is 2050 Center Avenue, Fort Lee, New Jersey 07024.
Louis Blumberg, the father of Laurence J. Blumberg, is the manager of AFB, a family limited liability company, of which Laurence J. Blumberg is also a member.

     (d) None of the Messrs. Blumberg or AFB, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Messrs. Blumberg or AFB, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Laurence J. Blumberg and Louis Blumberg are citizens of the United States. AFB is a New Jersey limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date hereof, the Messrs. Blumberg and AFB may be deemed to beneficially own 5,592,268 Shares by virtue of the fact that the Messrs. Blumberg and AFB may be deemed to be a group for purposes of this filing. Laurence J. Blumberg is deemed to have beneficial ownership over the 316,500 Shares that he holds personally.(1)

Louis Blumberg is deemed to beneficially own the 5,275,768 Shares held by AFB by virtue of his role as manager of AFB.(2)

AFB may be deemed to beneficially own the 5,275,768 Shares that it holds.(3)

The funds for the purchase of the Shares beneficially owned by the Messrs. Blumberg and AFB came from their respective funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION.

The Shares held by the Messrs. Blumberg and AFB were acquired for, and are being held for, investment purposes on behalf of such persons and/or the investors and the members in AFB. The acquisitions of the Shares were made in the ordinary course of the Messrs. Blumberg's and AFB's business or investment activities, as the case may be.

The Messrs. Blumberg and AFB may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although it has no concrete plans to do so, the Messrs. Blumberg and AFB may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3) a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decision of the Messrs. Blumberg and AFB to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)-(e) The aggregate percentage of the Issuer's Common Stock reported beneficially owned in the aggregate by the Messrs. Blumberg and AFB is based upon 62,500,670 Shares outstanding, which is the total number of Shares outstanding as of November 10, 2006, as represented by the Issuer in its Form 10-Q filed with the SEC on November 14, 2006. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting and investment power with respect to shares. Shares of Common Stock subject to options, convertible securities or warrants currently exercisable (or convertible), or exercisable (or convertible) within 60 days of the date hereof are deemed to be beneficially owned for computing the percentage ownership of the Messrs. Blumberg and AFB, but are not deemed outstanding for computing the percentage ownership of any other person.
As of the date hereof, the Messrs. Blumberg and AFB may be deemed in the aggregate to be the beneficial owners of 5,592,268 Shares, representing 8.95% of the Issuer's Common Stock, based on the 62,500,670 Shares outstanding as of November 10, 2006.

     The individual holdings of each Mr. Laurence J. Blumberg, Mr. Louis Blumberg and AFB are set forth below.

Laurence J. Blumberg(1)
--------------------

(a-e) As of the date hereof, Laurence J. Blumberg may be deemed to be the beneficial owner of 316,500 Shares, representing 0.51% of the Issuer's Common Stock, based on the 62,500,670 Shares outstanding as of November 10, 2005.

Laurence J. Blumberg has the sole power to vote or direct the vote of 316,500 Shares and the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Laurence J. Blumberg also has the sole power to dispose or direct the disposition of 316,500 Shares and the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

In the 60 days prior to the date hereof, Laurence J. Blumberg, has not engaged in any transactions in the Issuer's Common Stock.

The aforementioned Shares were acquired for investment purposes. Laurence J. Blumberg may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Laurence J. Blumberg may engage in any or all of the items discussed in Item 4 of Schedule 13D.

Louis Blumberg(2)
-----------------

(a-e) As of the date hereof, Louis Blumberg may be deemed to be the beneficial owner of 5,275,768 Shares, representing 8.44% of the Issuer's Common Stock, based on the 62,500,670 Shares outstanding as of November 10, 2006.

Louis Blumberg has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,275,768 Shares to which this filing relates.

Louis Blumberg has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,275,768 Shares to which this filing relates.

In the 60 days prior to the date of this Schedule 13D/A, Louis Blumberg and/or Louis Blumberg on behalf of AFB have not engaged in any transactions in the Issuer's Common Stock.

The aforementioned Shares were acquired for investment purposes. Louis Blumberg, and/or Louis Blumberg on behalf of AFB through his position as manager of AFB, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Louis Blumberg, and/or Louis Blumberg on behalf of AFB as the manager of AFB, may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

AFB Fund, LLC ("AFB")(3)
------------------------

(a-e) As of the date hereof, AFB may be deemed to be the beneficial owner of 5,275,768 Shares, representing 8.44% of the Issuer's Common Stock, based on the 62,500,670 Shares outstanding as of November 10, 2005.

AFB has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,275,768 Shares to which this filing relates.

AFB has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,275,768 Shares to which this filing relates.

In the 60 days prior to the date of this Schedule 13D/A, AFB has not engaged in any transactions in the Issuer's Common Stock.

The aforementioned Shares were acquired for investment purposes. AFB may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, AFB may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: February 12, 2007

                                                 /s/ Laurence J. Blumberg
                                                 -------------------------------
                                                     Laurence J. Blumberg



                                                 /s/ Louis Blumberg
                                                 -------------------------------
                                                     Louis Blumberg



                                                 AFB Fund, LLC

                                                 By: /s/ Louis Blumberg
                                                 -------------------------------
                                                 Name:  Louis Blumberg
                                                 Title: Manager







-----------------
(1) By virtue of Laurence J. Blumberg potentially being deemed a "group," Laurence J. Blumberg may also be deemed to have beneficial ownership over the 5,275,768 Shares held by AFB.

(2) By virtue of Louis Blumberg potentially being deemed a "group," Louis Blumberg may also be deemed to have beneficial ownership over the 316,500 Shares held directly by Laurence J. Blumberg.

(3) By virtue of AFB potentially being deemed a "group," AFB may also be deemed to have beneficial ownership over the 316,500 Shares held directly by Laurence J. Blumberg.